UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 12, 2023

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 4.(b) Change In Issuer’s Certifying Accountant / Disclosure of Change in Accounting, Bookkeeping, and Financial Management Services

On April 12, 2023, Music Licensing, Inc. (“the Company”) engaged Frihet Bookkeeping, LLC (“Frihet”) to provide comprehensive outsourced accounting and financial management services. The scope of services to be provided by Frihet includes, but is not limited to, general accounting and bookkeeping, accounts receivable and accounts payable management, as well as audit preparation and support.

Consequently, Music Licensing, Inc. has terminated its previous relationship with Global Flex Resources, the former provider of these services. The decision to transition to Frihet Bookkeeping, LLC was made in the best interest of the Company to ensure optimal efficiency and effectiveness in managing the financial aspects of its operations.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	April 12, 2023	By:	/s/ Jake P. Noch
Jake P. Noch,
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

2